UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

TELOS CORPORATION

(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock

(Title of Class of Securities)

87969B 20 0

(CUSIP Number)

Timothy G. Ewing

Ewing & Partners

4514 Cole Avenue, Suite 808

Dallas, Texas 75205

(214) 522-2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87969B 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Value Partners, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 561,317

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 561,317

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,317

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87969B 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ewing & Partners

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,317

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,317

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,317

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 87969B 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Timothy G. Ewing

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,317

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,317

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,317

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.6%

14.	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 10 to SCHEDULE 13D

                This amendment (“Amendment No. 10”) amends the Schedule 13D as previously filed and amended (the “Schedule”) by Value Partners, Ltd. (“VP”), Ewing & Partners (“E&P”) (or its predecessor, Fisher Ewing Partners) and Timothy G. Ewing with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share (the “Exchangeable Preferred Stock”), of Telos Corporation, a Maryland corporation (the “Issuer”).  All defined terms refer to terms defined herein or in the Schedule as previously amended.  This Amendment No. 10 speaks only as of its date.  Mr. Ewing, E&P, and VP are collectively referred to herein as the “Reporting Persons.”  The Schedule is amended only to the extent set forth below:

Item 4.  Purpose of Transaction

                Item 4.  Purpose of Transaction appearing in the Schedule is supplemented by adding the following disclosure to the end of such item:

                On May 3, 2005, Timothy G. Ewing and Ewing & Partners sent a letter to the Committee of Independent Directors of the Board of Directors of the Issuer jointly with other holders of the Exchangeable Preferred Stock. A copy of the letter is filed as Exhibit 99.1 hereto and is incorporated herein by reference. The letter urges the Committee of Independent Directors to consider a strategic transaction such as, but not limited to, a public equity offering or a merger transaction so that the Issuer may recognize its unrealized value and raise sufficient funds to fulfill its contractual obligations to redeem the Exchangeable Preferred Stock on November 21, 2005.

                The signatories to the letter included four other holders of the Exchangeable Preferred Stock. The signatories to the letter expressly state that they are not acting together for purposes of acquiring, holding, voting or disposing of any equity security of the Issuer, and they expressly deny that they constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 7.  Material to be Filed as Exhibits

                The following exhibit is filed as part of this Amendment No. 10:

                                Exhibit 99.1            Letter dated May 3, 2005 to the Committee of Independent

                                                                Directors of the Board of Directors of the Issuer

SIGNATURES

                After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 10 to the Schedule 13D is true, complete and correct.

VALUE PARTNERS, LTD.

		By:	Ewing & Partners as General Partner

Date:	May 4, 2005	By:	/s/ Timothy G. Ewing
Timothy G. Ewing, Managing Partner

EWING & PARTNERS

Date:	May 4, 2005	By:	/s/ Timothy G. Ewing
Timothy G. Ewing, Managing Partner

Date:	May 4, 2005	/s/ Timothy G. Ewing
Timothy G. Ewing